SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press release dated April 29, 2004 titled, “Grupo Santander First Quarter Net Attributable Income Increased 21% to EUR 742 million.”

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Item 1

Press Release

Grupo Santander first quarter net attributable income
increased 21% to EUR 742 million

The income statement shows year-to-year increases in all margins for the first time in two years, with growth of 10% in net operating income.

Strong increases in activity in the main business lines, with a year-to-year increase of 11% in loans and 15% in resources.

Retail Banking in Europe recorded a EUR 508 million profit, with growth of 23%, due to increased revenues and flat costs.

The retail drive in Latin America boosted loans by 10% and deposits by 18% in local currency terms. At the same time, net operating revenue rose significantly (18%), as did net operating income (16%) in dollar terms.

The results are founded on growth in recurrent businesses. The EUR 118 million capital gain from the sale of 3.7% of Shinsei Bank is offset by a provision pending assignation.

The principal ratios continue to improve: the efficiency ratio improved by one point to 48.8% and profitability (ROE) rose more than two points.

The non-performing loan rate continued to fall, to 1.33%, and coverage rose sharply to 185.6%

A final dividend against 2003 accounts will be paid on May 1, and will be submitted to the Annual General Meeting expected to take place June 19th.

Madrid, April 29, 2004 - Grupo Santander recorded net attributable income of EUR 742 million in the first quarter of 2004, a rise of 21.2% from the year-earlier period and the highest quarterly result in the Group’s history. The income statement shows growth in all operating margins for the first time in two years, driven by revenues and net income from the most recurrent business lines, while capital gains have been assigned to voluntary provisions.

These results have been made possible by the improved contributions of all the business areas of the Group and the enhanced strategic positioning of the Group, founded on the growth plans tailored to the various countries and business segments, on corporate and regional projects and on selective acquisitions in consumer finance.

Comunicación Externa.
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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Income statement

The income statement for the first quarter of 2004 continues the same fundamental trends of the past year, but with higher rates of growth. Strong growth in retail business allowed for improved revenues and commissions, more than offsetting the impact of unfavourable factors such as the depreciation of the dollar against the euro or the fall in interest rates. Nonetheless, greater stability in Latin America ensured that the negative effect from exchange rates is less than in the past two years. The sharp decline in interest rates throughout 2003 , despite negative short-term effects, will nonetheless have positive repercussions on the business of banks in the region in the medium and long-term.

The combined improvement in revenues and costs allowed the bank to close the period with net operating income of EUR 1,507 million, an increase of 10%. The improvement is driven by an increase in revenues of 6.7%, more than twice the growth in costs of 3.2%. Earnings from trading were nearly unchanged (+1%). These combined factors allowed the efficiency ratio to continue to improve, so that total general and personnel costs accounted for 48.8 euros of each 100 euros of net operating revenue, compared to 49.8 euros a year ago.

Net provisions for non-performing loans were EUR 323 million, a decline of 2.8%, reflecting lower provisions for country-risk. The biggest change was in the amortization of goodwill, which was EUR 118 million, compared to 840 million in the same period a year earlier. This is change is mainly due to the accelerated amortization of EUR 681 million, nearly the exact amount of capital gains realized from the sale of 24.9% of Santander Serfin to Bank of America. That transaction also explains the difference in results from Group financial transactions, which fell from EUR 701 million in the first quarter last year to EUR 1.5 million this year.

External Communications.
Santander Group City
Edificio Arrecife -3S, 2nd floor, 28660 Boadilla del Monte (Madrid)
Tel.: +34 91 289 5206/7 Fax: +3491 2571039

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Contributions from equity accounted Group holdings were EUR 229 million, an increase of 84%, mainly reflecting increased income from companies such as Cepsa and Royal Bank of Scotland.

Other results totalled a negative EUR 155 million, comprising a EUR 118 million capital gain from the sale of 3.7% of Shinsei Bank, which was offset by a provision pending assignation for the same amount, as well as a series of provisions and voluntary write-offs whose objective is to continue strengthening the balance sheet.

The group net attributable income for the quarter of EUR 742 million was 21% above the same period a year earlier and 6% higher than the fourth quarter of 2003. If ordinary goodwill amortization is added to, this to facilitate international comparison, the so-called cash-basis net attributable income comes to EUR 858 million.

Of this, 84% was generated by retail banking. Retail Banking in Europe contributed 53%, or EUR 508 million (+23%), and Retail Banking in Latin America 28%, or EUR 271 million, a decline of 16.6% due principally to the sale of the 24.9% minority stake in Santander Serfin (in February 2003) and the depreciation of the dollar. Excluding these factors, the decline would have been 1.4%.

Business activity

Strength in retail banking was crucial to the Group’s performance in the quarter, adding to the rebound already underway in the previous period, so that year-to-year growth rates improved for the fifth consecutive quarter, offsetting the continued negative impact of exchange rates, which came to just two percentage points in the first three months of the year. Total managed funds came to EUR 466,430 million, up 9.4% from March 2003.

Grupo Santander lending rose by 11% from a year ago to EUR 183,821 million at the close of the quarter, excluding the impact of securitizations. Growth of lending in Spain was 19.7%, with a 34.6% increase in mortgage lending. The Santander Central Hispano branch network recorded an increase of 32% in mortgage loans to individuals and 25% in lending to companies, with significant increases in priority segments such as small and medium-sized enterprises (18%) and micro-businesses (+34%). Lending at Banesto rose 22.6% from the year-earlier period.

External Communications. Santander Group City Edificio Arrecife -3S, 2nd floor, 28660 Boadilla del Monte (Madrid) Tel.: +34 91 289 5206/7 Fax: +3491 2571039

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In consumer finance, Santander Consumer registered strong growth, with an increase in new business of 22.5% and notably in auto financing which grew 25%. In Germany, the loan book grew 23.8%. In Portugal, the focus continued to be on mortgages, which grew by 13.8%, as well as on consumer credit and credit card financing, which grew by 18.5% and 84.6%, respectively.

In Latin America – where the Group recorded net consolidated income of US$414 million in the first quarter, with a 22% increase in net operating revenue and one of 16% in net operating income – business performance is very positive. Lending in local currency terms rose by 10% in the region, with an increase of 12% in loans to individuals. Neutralizing the exchange rate impact, lending grew by 21.2% in Brazil, 30.2% in Mexico and 5.9% in Chile.

The focus of these banks on retail business and the development of businesses deemed strategic (credit cards, cash management, trade finance, investment funds and insurance) has yielded higher growth in business with individuals and contributed to an increase in revenues from commissions of nearly 29% in dollar terms.

Latin America      Annualized growth rates

Note: annualized growth rates

(*)	Loans excluding Fobaproa

(**)	Customer deposits excluding REPOs + mutual funds+ pension plans

The growth in the Group’s lending activity has gone hand-in-hand with a decline in the non-performing loan ratio, so that the volume of doubtful and high-risk loans has fallen to 1.33% of lending from 1.79% a year earlier. In some areas the rate is below 1%, as is the case at Santander Central Hispano Retail Banking (0.65%), Banesto (0.64%) and Global Wholesale Banking (0.62%). At the same time, provision cover amounts to 186% of non-performing loans, 46 percentage points more than a year earlier. In Latin America, the non-performing loan rate fell from 3.84% to 3.05%, and loan-loss coverage rose from 115.7% to 142.8%.

External Communications. Santander Group City Edificio Arrecife -3S, 2nd floor, 28660 Boadilla del Monte (Madrid) Tel.: +34 91 289 5206/7 Fax: +3491 2571039

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Total managed customer funds came to EUR 345,826 million at the end of March 2004, an increase of 12.6% (or three percentage points higher if the exchange rate effect is eliminated) from a year earlier. As is the case in loans, growth rates in deposits have been improving from quarter to quarter.

Total deposits in Spain, less repurchase agreements, investment funds and pension plans, grew by 11% through the end of March, compared to the year earlier period. Nonetheless, the focus on greater stability for customers and the defence of margins has led to unequal performance among the various products. Thus, current accounts grew by 17%, time deposits fell by 12.8%, mutual funds rose 19.3%, and pension plans grew by 15.5%, on a year-to-year basis. Assets under management in Spain in mutual funds, pension plans and investment companies came to EUR 73,701 million.

In Latin America, the decline in interest rates prompted a transfer of savings from traditional deposits toward mutual funds. Total customer funds under management rose by 18.7% in local currency terms, with an increase of 12.4% in on-balance-sheet deposits, 38.2% in mutual funds and 22% in pension plans. In Brazil, mutual funds grew by 36.3% , in Mexico by 32.9% and in Chile by 3.6%, in local currency terms.

Capital

The Group has continued to improve the structure and stability of its capital base, helped by its earnings generation capacity, and as a result has been able to increase reserves and amortize goodwill ahead of schedule. It has also redeemed dollar-denominated preferred share issues early, replacing them with euro issues at a lower cost. At March 31, pending goodwill came to EUR 7,349 million, a reduction of EUR832 million (-10.2%) over the previous year. A major item was the accelerated amortization of Banespa goodwill.

External Communications. Santander Group City Edificio Arrecife -3S, 2nd floor, 28660 Boadilla del Monte (Madrid) Tel.: +34 91 289 5206/7 Fax: +3491 2571039

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Eligible capital came to EUR 25,982 million at the end of March 2004, giving a surplus over minimum required BIS levels of EUR 9,072 million. The BIS ratio thus stood at 12.3%, practically unchanged from the level at the end of 2003, although with an improved composition deriving from an increase in the core capital ratio to 6.2% from 6.1%.

The Santander share and investment return

The share closed March at EUR 8.85, down 5.8% from the end of 2003 but 51.3% higher than March 2003. In that 12-month period, the Ibex-35 rose 36.6% and the EuroStoxx50 index by 36.9%. At March 31st 2004, Grupo Santander’s market capitalization stood at EUR 42.2 billion, making it the leading bank in Spain, second in the Euro zone and 14th worldwide.

This year, the insurance society Mutua Madrileña Automovilista raised its shareholding in Santander to 1.21%. On April 26 the Board of Santander approved the appointment of the Mutua Madrileña Automovilista as a new board member, represented by Luis Rodríguez Durón, Director of the Mutua Madrileña Automovilista and Chairman of Mutuactivos. With this appointment, the Board holds a combined 10.7% of the Bank’s share capital.

It is anticipated that the General Shareholders Meeting will be held next June 18 and 19 on first and second call, with the likelihood of it being held on the latter date, as is customary. On May 1, shareholders will receive a final dividend of EUR 0.0704 against the 2003 accounts, which will be submitted for approval at that shareholders meeting.

Grupo Santander’s workforce stood at 101,755 (34% of them in Spain), serving more than 35 million customers. The total number of shareholders came to 1,094,525, with 46.4% of share capital owned by resident investors.

External Communications.
Santander Group City
Edificio Arrecife -3S, 2nd floor, 28660 Boadilla del Monte (Madrid)
Tel.: +34 91 289 5206/7 Fax: +3491 2571039

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Income statement
	Q1 ’04		Q1 ’03		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	4.185,8	4,75	4.447,1	5,50	(261,3)	(5,88)
Dividends	64,4	0,07	49,5	0,06	14,9	30,01
Interest expenses	(2.266,1)	(2,57)	(2.597,7)	(3,21)	331,6	(12,77)

Net interest revenue	1.984,2	2,25	1.899,0	2,35	85,2	4,49

Net fees and commissions	1.106,6	1,26	998,5	1,24	108,1	10,83

Basic revenue	3.090,8	3,51	2.897,5	3,58	193,3	6,67

Trading gains	270,5	0,31	267,9	0,33	2,6	0,96

Net operating revenue	3.361,3	3,81	3.165,4	3,92	195,9	6,19

Personnel and general expenses	(1.640,5)	(1,86)	(1.575,5)	(1,95)	(65,0)	4,12
a) Personnel expenses	(1.003,0)	(1,14)	(990,3)	(1,22)	(12,7)	1,29
b) General expenses	(637,4)	(0,72)	(585,2)	(0,72)	(52,2)	8,92
Depreciation	(177,7)	(0,20)	(189,8)	(0,23)	12,1	(6,37)
Other operating costs	(36,3)	(0,04)	(31,1)	(0,04)	(5,1)	16,47
Operating costs	(1.854,4)	(2,10)	(1.796,4)	(2,22)	(58,0)	3,23

Net operating income	1.506,9	1,71	1.369,0	1,69	137,9	10,07

Income from equity-accounted holdings	228,6	0,26	124,2	0,15	104,5	84,12
Less: Dividends from equity-accounted holdings	17,7	0,02	14,0	0,02	3,7	26,18
Earnings from Group transactions	(1,5)	(0,00)	701,3	0,87	(702,8)	—
Net provisions for loan-losses	(323,5)	(0,37)	(332,8)	(0,41)	9,3	(2,80)
Writedown of investment securities	(0,1)	(0,00)	0,2	0,00	(0,4)	—
Accelerated goodwill amortization	(2,4)	(0,00)	(681,1)	(0,84)	678,6	(99,64)
Other income	(155,0)	(0,18)	(55,8)	(0,07)	(99,3)	177,96

Income before taxes (cash-basis*)	1.252,9	1,42	1.125,0	1,39	127,8	11,36

Corporate tax	(239,8)	(0,27)	(205,7)	(0,25)	(34,2)	16,60

Net consolidated income (cash-basis*)	1.013,1	1,15	919,4	1,14	93,7	10,19

Minority interests	97,5	0,11	58,9	0,07	38,6	65,63
Dividend-preferred shareholders	57,9	0,07	88,9	0,11	(31,0)	(34,88)

Net attributable income (cash-basis*)	857,7	0,97	771,6	0,95	86,1	11,16

Ordinary goodwill amortization	(115,2)	(0,13)	(159,1)	(0,20)	43,9	(27,57)

Net attributable income	742,4	0,84	612,5	0,76	130,0	21,22

(*) Before ordinary goodwill amortization.

Loans
Million euros			Variation

	31.03.04	31.03.03	Amount	(%)	31.12.03

Public sector	5.590,7	4.913,9	676,8	13,77	5.487,4
Private sector	107.395,0	89.765,3	17.629,7	19,64	103.515,6
Secured loans	51.752,8	39.054,1	12.698,7	32,52	47.999,6
Other loans	55.642,2	50.711,2	4.931,0	9,72	55.516,0
Non-resident sector	70.835,5	73.982,3	(3.146,8)	(4,25)	68.617,7
Secured loans	19.752,2	21.659,5	(1.907,3)	(8,81)	18.796,1
Other loans	51.083,3	52.322,7	(1.239,5)	(2,37)	49.821,6

Gross loans	183.821,2	168.661,5	15.159,7	8,99	177.620,7

Less: allowance for loan-losses	4.882,5	4.774,4	108,1	2,26	5.116,7

Net loans	178.938,7	163.887,1	15.051,6	9,18	172.504,0

Note: Doubtful loans	2.931,7	3.518,4	(586,6)	(16,67)	3.276,7
Public sector	2,2	3,2	(1,0)	(31,43)	0,9
Private sector	896,6	988,5	(91,9)	(9,30)	930,7
Non-resident sector	2.032,9	2.526,6	(493,7)	(19,54)	2.345,1

External Communications. Santander Group City Edificio Arrecife -3S, 2nd floor, 28660 Boadilla del Monte (Madrid) Tel.: +34 91 289 5206/7 Fax: +3491 2571039

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Customer funds
Million euros			Variation

	31.03.04	31.03.03	Amount	(%)	31.12.03

Public sector	11.437,6	12.595,0	(1.157,4)	(9,19)	9.225,9
Private sector	81.159,2	78.327,5	2.831,7	3,62	77.918,9
Demand deposits	24.664,0	21.085,7	3.578,3	16,97	25.089,2
Saving accounts	17.687,1	16.008,5	1.678,6	10,49	17.823,4
Time deposits	18.094,2	20.749,5	(2.655,3)	(12,80)	18.640,1
REPOs	20.046,7	20.298,7	(252,0)	(1,24)	16.348,5
Other accounts	667,1	185,1	482,1	260,49	17,7
Non-resident sector	77.160,9	74.070,9	3.089,9	4,17	72.190,7
Deposits	69.284,8	66.159,3	3.125,5	4,72	65.885,5
REPOs	7.876,1	7.911,6	(35,6)	(0,45)	6.305,2

Total customer deposits	169.757,7	164.993,4	4.764,3	2,89	159.335,6

Debt securities	46.765,0	34.071,8	12.693,2	37,25	44.441,2
Subordinated debt	11.906,8	12.171,3	(264,5)	(2,17)	11.221,1

Total customer funds on balance sheet	228.429,5	211.236,5	17.192,9	8,14	214.997,9

Total managed funds (off-balance sheet)	117.396,8	95.766,3	21.630,5	22,59	108.903,0

Mutual funds	87.172,4	69.987,2	17.185,2	24,55	80.502,0
Spain	65.495,0	54.921,8	10.573,2	19,25	60.725,4
Abroad	21.677,3	15.065,4	6.611,9	43,89	19.776,6
Pension funds	20.532,8	17.785,6	2.747,3	15,45	19.494,8
Spain	6.716,5	5.833,9	882,6	15,13	6.652,7
Individuals	5.797,0	5.081,2	715,8	14,09	5.767,7
Abroad	13.816,3	11.951,6	1.864,6	15,60	12.842,1
Managed portfolios	9.691,6	7.993,6	1.698,0	21,24	8.906,1
Spain	2.547,8	2.343,5	204,3	8,72	2.450,5
Abroad	7.143,8	5.650,1	1.493,7	26,44	6.455,6

Total customer funds	345.826,3	307.002,8	38.823,4	12,65	323.900,8

Shareholders’ equity and capital ratios
Million euros			Variation

	31.03.04	31.03.03	Amount	(%)	31.12.03

Subscribed capital stock	2.384,2	2.384,2	0,0	0,00	2.384,2
Paid-in surplus	8.720,7	8.979,7	(259,0)	(2,88)	8.720,7
Reserves (includes net reserves
at consolidated companies)	8.713,3	7.651,0	1.062,3	13,88	6.102,5

Total primary capital	19.818,3	19.014,9	803,3	4,22	17.207,4

Net attributable income	742,4	612,5	130,0	21,22	2.610,8
Treasury stock	(17,2)	(9,4)	(7,8)	82,28	(10,2)
Distributed interim dividend	(1.108,7)	(1.086,0)	(22,6)	2,08	(739,1)

Shareholders’ equity at period-end	19.434,9	18.532,0	902,9	4,87	19.069,0

Interim dividend pending distribution	0,0	0,0	0,0	—	(369,6)
Final dividend	(335,7)	(289,6)	(46,1)	15,93	(335,7)

Shareholders’ equity after
allocation of period-end results	19.099,1	18.242,4	856,7	4,70	18.363,7

Preferred shares	4.183,2	5.140,0	(956,8)	(18,61)	4.484,9
Minority interests	1.638,0	1.650,6	(12,7)	(0,77)	1.575,8

Shareholders’ equity and minority interests	24.920,3	25.033,0	(112,7)	(0,45)	24.424,4

Basic capital (Tier I)	17.087,6	16.475,3	612,3	3,72	16.951,2
Supplementary capital	8.894,1	9.243,9	(349,9)	(3,78)	8.570,2

Eligible capital	25.981,7	25.719,2	262,5	1,02	25.521,4

Risk weighted assets (BIS criteria)	211.374,6	190.380,2	20.994,4	11,03	205.253,4

BIS ratio	12,29	13,51	(1,22)		12,43

Tier I	8,08	8,65	(0,57)		8,26

Excess (amount)	9.071,7	10.488,8	(1.417,1)	(13,51)	9.101,1

External Communications. Santander Group City Edificio Arrecife -3S, 2nd floor, 28660 Boadilla del Monte (Madrid) Tel.: +34 91 289 5206/7 Fax: +3491 2571039

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 30, 2004	By:	/s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President